U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-06135

2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

TEMPLETON INSTITUTIONAL FUNDS, INC.:
Foreign Equity Series
Emerging Fixed Income Series

4. Address of principal executive office: (number, street, city, state, zip code)

       500 EAST BROWARD BLVD., SUITE 2100, FORT LAUDERDALE, FL 33394-3091





            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

      Institutional Fiduciary Trust
      Franklin Templeton Money Fund Trust
      Franklin Investors Securities Trust
      Franklin Templeton Variable Insurance Products Trust
      Franklin Multi-Income Trust
      Franklin Templeton Limited Duration Income Trust
      Franklin High Income Trust
      Franklin Universal Trust
      Templeton Russia and East European Fund, Inc.
      Templeton Emerging Markets Fund
      Templeton Global Income Fund
      Templeton Emerging Markets Income Fund
      Templeton Capital Accumulator Fund

and the Board of Directors of

      Franklin Money Fund
      Franklin Federal Money Fund
      Franklin Custodian Funds, Inc.
      Templeton Dragon Fund, Inc.
      Templeton Institutional Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006



            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.


By:

/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER
6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
---------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
---------------------------------
Date














                                                                    ATTACHMENT I



FUND                                                            PERIODS COVERED

INSTITUTIONAL FIDUCIARY TRUST:
Money Market Portfolio                          October 31, 2003-March 31, 2004
Franklin Cash Reserves Fund                     October 31, 2003-March 31, 2004
Franklin U.S. Government Securities
Money Market Portfolio                          October 31, 2003-March 31, 2004

FRANKLIN TEMPLETON MONEY FUND TRUST:
Franklin Templeton Money Fund                   October 31, 2003-March 31, 2004

FRANKLIN INVESTORS SECURITIES TRUST:
Franklin Adjustable U.S. Government
Securities Fund                                 October 31, 2003-March 31, 2004

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:
Franklin Strategic Income Securities Fund       December 31, 2003-March 31, 2004
Franklin Small Cap Value Securities Fund        December 31, 2003-March 31, 2004
Franklin Rising Dividends Securities Fund       December 31, 2003-March 31, 2004
Franklin Small Cap Fund                         December 31, 2003-March 31, 2004
Templeton Global Asset Allocation Fund          December 31, 2003-March 31, 2004
Templeton Foreign Securities Fund               December 31, 2003-March 31, 2004

FRANKLIN MULTI-INCOME TRUST                     February 29, 2004-March 31, 2004
FRANKLIN TEMPLETON LIMITED DURATION
INCOME TRUST                                    December 31, 2003-March 31, 2004

FRANKLIN HIGH INCOME TRUST:
Franklin AGE High Income Fund                   July 31, 2003-March 31, 2004

FRANKLIN UNIVERSAL TRUST                        October 31, 2003-March 31, 2004

TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.   December 31, 2003-March 31, 2004
TEMPLETON EMERGING MARKETS FUND                 December 31, 2003-March 31, 2004
TEMPLETON GLOBAL INCOME FUND                    December 31, 2003-March 31, 2004
TEMPLETON EMERGING MARKETS INCOME FUND          December 31, 2003-March 31, 2004
TEMPLETON CAPITAL ACCUMULATOR FUND              December 31, 2003-March 31, 2004

FRANKLIN MONEY FUND                             October 31, 2003-March 31, 2004
FRANKLIN FEDERAL MONEY FUND                     October 31, 2003-March 31, 2004

FRANKLIN CUSTODIAN FUNDS, INC.:
Franklin Growth Fund                            October 31, 2003-March 31, 2004
Franklin Utilities Fund                         October 31, 2003-March 31, 2004
Franklin DynaTech Fund                          October 31, 2003-March 31, 2004
Franklin Income Fund                            October 31, 2003-March 31, 2004
Franklin U.S. Government Securities Fund        October 31, 2003-March 31, 2004

TEMPLETON DRAGON FUND, INC.                     December 31, 2003-March 31, 2004

TEMPLETON INSTITUTIONAL FUNDS, INC.:
Foreign Equity Series                           December 31, 2003-March 31, 2004
Emerging Fixed Income Series                    December 31, 2003-March 31, 2004